Exhibit 99.2

UNITED UTILITIES PLC

1 JULY 2005

We received a notification on 30 June 2005, from Fidelity International Limited notifying of its interest as at 30 June 2005 in 26,635,332 A shares in United Utilities PLC amounting to 4.31% of the issued A share capital.

Registered holder	No. of ordinary shares
State Street Hong Kong FIA(K)L	11,978
State Street Bank and Tr Co FICL	152,200
Bank of New York Brussels FIL	88,400
Brown Bros Harrimn Ltd Lux FIL	21,381,388
JP Morgan, Bournemouth FIL	213,900
National Astl Bk Melbourne FIL	156,500
Northern Trust London FIL	171,210
State Str Bk and Tr Co Ldn	148,300
JP Morgan Bournemouth FISL	432,550
Northern Trust London FMRCO	100,800
Bank of New York FMTC	168,900
Brown Brothers Harriman and Co FMTC	440,800
JP Morgan Chase Bank FMTC	144,400
Northern Trust Co FMTC	198,000
State Street Bank and Tr Co FMTC	406,500
Bank of New York Brussels FPM	16,600
Chase Manhattan London FPM	10,200
Chase Manhattan Bk Ag Frnkfrt FPM	72,800
Dexia Privatbank FPM	4,300
JP Morgan, Bournemouth FPM	1,405,998
Mellon Bank FPM	95,600
Northern Trust London FPM	694,036
State Str Bk and Tr Co Ldn FPM	119,972
Total	26,635,332

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United Utilities’ ordinary and ‘A’ shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.